Exhibit 99.1

December 19, 2024

Abalance Corporation

Preident：Okada Ryusuke

Stock Code：3856 Tokyo Stock Exchange

Contact：IR Uchida Shin

TEL：03-6810-3028

Notice Regarding the Filing of a Lawsuit Against the Company and Its Seven Subsidiaries

Our company and seven subsidiaries, including Vietnam Sunergy Joint Stock Company (hereinafter referred to as “VSUN”)—collectively referred to as the “Group”—have been sued by the solar panel manufacturers SHANGHAI JINKO GREEN ENERGY ENTERPRISE MANAGEMENT CO., LTD. and ZHEJIANG JINKO SOLAR CO., LTD. (hereinafter collectively referred to as “JINKO”) over alleged patent infringement. The lawsuit (hereinafter referred to as the “Lawsuit”) was filed with the United States District Court for the Northern District of California, from which we have received the complaint. Details are as below .

1. Background Leading to the Filing of the Lawsuit and Summary of the Claims

According to JINKO’s claims in the complaint, VSUN’s solar panel products (including TOPCON N-type solar panels) allegedly utilize JINKO’s patented technologies without authorization. JINKO asserts that the lawsuit was filed to recover damages for both past and future losses resulting from VSUN’s patent infringement.

Furthermore, JINKO is seeking, at a minimum, compensation for damages, including reasonable royalties and lost profits derived from the use of the patented technologies by the Group, as well as an injunction against further acts of patent infringement.

2. Jurisdiction and Relevant Dates

(1) Court: United States District Court for the Northern District of California

(2) Filing Date: December 6, 2024

(3) Notification receipt Date: December 13, 2024

3. Overview of the Plaintiff Companies That Filed the Lawsuit (Two Companies Below)

(1) Name: SHANGHAI JINKO GREEN ENERGY ENTERPRISE MANAGEMENT CO., LTD.

Address: 5F, No. 277 Huqingping Road, Minhang District, Shanghai, China

Representative: Legal Representative: Cao Haiyun

(2) Name: ZHEJIANG JINKO SOLAR CO., LTD.

Address: 58 Yuan Xi Road, Yuan Hua Town, Haining, Zhejiang Province, China

Representative: Legal Representative: Chen Jingwei

4. Details of the Lawsuit and Claim Amount

(1) Details of the Lawsuit:

Claims for damages and an injunction related to patent infringement

(2) Value of the Claim:

Undetermined

5. Future Outlook

Our group will continue to respect intellectual property rights and has initiated consultations with a specialized U.S. patent law firm regarding this matter. We are thoroughly examining the plaintiff’s claims and demands while asserting the legitimacy of our group’s position in this litigation. At this point, it is difficult to anticipate the potential impact of this lawsuit on our group’s consolidated financial results. However, we will promptly disclose any matters that require announcement as they arise.